Exhibit 99.1

Mobilicom appearing at key industry conferences, launches new corporate website

Shoham, Israel, Sept. 07, 2022 (GLOBE NEWSWIRE) – Mobilicom Limited (Mobilicom or the Company, ASX: MOB, Nasdaq: MOB, MOBBW), a provider of cybersecurity and smart solutions for drones, robotics, and autonomous platforms, today announced that it will appear at two key industry conferences and has launched an updated corporate website to better educate stakeholders on its technology, product offerings, and addressable markets.

2022 UAV Expo

On 8 September Mobilicom CEO, Oren Elkayam, will be part of an expert TV interview panel at 2022 UAV Expo, in Las Vegas.

Commercial UAV Expo, presented by Commercial UAV News, is the leading international trade show and conference focusing on the integration and operation of commercial UAS in select vertical markets. It provides critical, timely education delivered by industry leaders, opportunities to network and engage with peers, and showcase the newest technology in the space.

Drone Expo UK

On 7 and 8 September Mobilcom VP Global Sales, David Fagelston, will participate at Drone Expo UK.

Known as DroneX, it offers unparalleled coverage to UAV professionals that are looking to enhance their offering through the latest innovative solutions. It showcases the latest products and technologies as well as the advancements, trends, and sustainability within the sector.

Updated corporate website

The new website features improve functionality and navigation capability, enabling Mobilicom’s customers, partners, and investors to quickly access product and company information as well as ASX and Nasdaq announcements. New content includes additional information on Mobilicom’s growing portfolio of products, spanning ICE Cybersecurity, MCU Mesh Technology, Mobile Controllers and Viewers, Cloud Software, and System Engineering Services.

The re-designed Mobilicom website can be accessed at www.mobilicom.com

About Mobilicom

Mobilicom is an end-to-end provider of cybersecurity and smart solutions for drones, robotics & autonomous platforms. As a high-tech company it designs, develops and delivers smart solutions focused primarily on targeting global drone, robotics and autonomous system manufacturers.

The Company holds patented technology & unique know-how for Mobile Mesh networking. It has a large, field proven portfolio of commercialized products used in a variety of applications.

Mobilicom has grown a global customer base with sales to high profile customers including corporates, governments and military departments. Mobilicom’s competitive advantages including outstanding security capabilities and performance in harsh environmental conditions. Mobilicom’s large solution portfolio has been deployed worldwide, seeing the Company derive revenue from hardware, software sales & licensing fees and professional support services for its solutions.

https://mobilicom-ltd.com.au/

-ENDS-

Authorized for release by the Board of Mobilicom Limited.

For more information on Mobilicom, please contact:

Tristan Everett

Media Relations

+61 403 789 096

tristan.everett@automicgroup.com.au

Aidan Brooksby

Investor Relations

+61 431 716 947
aidan.brooksby@automicgroup.com.au

Oren Elkayam
Mobilicom Ltd
oren.elkayam@mobilicom.com